Exhibit 99.11

CONSENT OF EXPERT
March 27, 2026
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Peter Lind do hereby consent to the filing of the written disclosure regarding:

•Sections 1, 2, 3, 4, 5, 6, 18, 20, 24, 25, 26 and 27, originally prepared by David Sutherland, as well as sections 13, 17, 19 and 21 of the Technical Report, Efemçukuru Gold Mine, Türkiye with an effective date of December 31, 2023;
•Sections 1, 3, 4, 5, 6, 18, 20, 24 and 27, originally prepared by David Sutherland, as well as sections 13, 17 and 19, originally prepared by Paul Skayman, of the Technical Report, Kışladağ Gold Mine, Turkey with an effective date of January 17, 2020;
•Sections 1, 2, 3, 4, 5, 6, 18, 20, 25, 26.3 and 27, originally prepared by David Sutherland, as well as sections 13, 17, 19, 21, 22, 24 and 26.2 of the Technical Report, Olympias Mine, Greece with an effective date of December 31, 2023;
•Sections 1, 2, 3, 5, 12.2.2, 13, 17, 19 and 20 of the Technical Report for the Lamaque Complex, Québec, Canada with an effective date of December 31, 2024;
•other information pertaining to these projects;

and the use of my name in (i) the Annual Information Form for the year ended December 31, 2025 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2025 (the “Form 40-F”), and any amendments thereto, and (ii) the Registration Statement on Form F-10 (File No. 333-288100), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Peter Lind
Peter Lind, P. Eng.